Contact

www.linkedin.com/in/siegelcap
(LinkedIn)
www.siegelcapital.com (Company)

Top Skills

Strategic Planning
Marketing Strategy
Marketing

Peter Siegel

Founder at Siegel Capital
New York City Metropolitan Area

Summary

Siegel Capital and Reussi Capital are Real estate investment, development, and management companies specializing in the acquisition, development and management of Commerical multi family assets throughout the New York Metropolitan area.

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Experience

Siegel Capital
Founder
May 1991 - Present (32 years 10 months)

Reussi Capital
Founder
January 1998 - Present (26 years 2 months)

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Education

American University
MBA, Real Estate · (1986 - 1993)

American University - Kogod School of Business
MBA, Real Estate and Finance · (1986 - 1993)

George School